RECEIVED

2005 JAN 24 A 10:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE



05005325

05-01-13

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

SUPPL

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 13 January 2005:

Sapa continues to grow in the US and expands in Parsons, Kansas

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Ekelund for

Magnus Wittbom
General Counsel

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

Enclosure

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com

Press Release

13 January 2005

Sapa continues to grow in the US and expands in Parsons, Kansas

Sapa has experienced a favourable market situation in the US in recent years after establishing its first bridgehead in Portland, Oregon in 2000. Today Sapa has a significant market share of the Northwest aluminium profiles market.

In order to increase capacity to meet customers' increasing demands and to develop a market presence in the Midwest, Sapa acquires a one-press extrusion plant in Parsons, Kansas. The plant has been operated by Sapa, Inc. under a lease agreement since the summer 2004. The plant is acquired at 10 MSEK and assets include land, building and equipment.

"The acquisition of the Parsons plant will allow us to develop a new market and establish market presence in the Midwest in the US and to increase services to our customers, says Robin Greenslade, Group Vice President, responsible for Sapa's Profile operations in the US. From running the plant during the autumn, Sapa, Inc. has been able to gain valuable experiences about the plant in Parsons, test the equipment and to gain local market knowledge. The investment is an important step to retain and increase Sapa's market share in the US."

For further information please contact Gabriella Ekelund, Communications Manager, Sapa AB, telephone: +46-8-459 59 62 or Robin Greenslade, Group Vice President, responsible for Sapa Profile in the US, the UK, Germany and the Benelux, telephone: +44-7717 860 248.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has a turnover of approximately 14 billion SEK, with 7,800 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**